FARMERS & MERCHANTS BANCORP, INC.

307 North Defiance Street

Archbold, Ohio 43502

(419) 446-2501

July 19, 2021

VIA E-MAIL AND EDGAR:

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Sonia Bednarowski (bednarowskis@sec.gov)

Re:	Farmer’s & Merchant’s Bancorp, Inc.
Registration Statement on Form S-4
Filed on July 8, 2021 as amended on July 19, 2021
Registration No. 333-257767

Dear Ms. Bednarowski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Farmer’s & Merchant’s Bancorp, Inc. (the “Company”) respectfully requests that the effectiveness under the Securities Act of the above captioned Registration Statement be accelerated to July 21, 2021 at 5:00 p.m. Eastern Daylight Time, or as soon thereafter as practicable.

The Company respectfully request that it be notified of such effectiveness by a telephone call to Thomas C. Blank of Shumaker, Loop & Kendrick, LLP at 419.321.1394.

Very truly yours,

FARMERS & MERCHANTS BANCORP, INC.

By:	/s/ Lars B. Eller
Lars B. Eller
President and Chief Executive Officer